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SEC 08029558 SSION

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUUS FINANCIAL CONSULTING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Singer 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darryl Glatthorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUUS FINANCIAL CONSULTING LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Patricia A. Pennell

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me
this 27 day of Feb, 2008

Patricia A. Pennell

NOTARY PUBLIC

MY COMMISSION EXPIRES OCT. 31, 2010

TABLE OF CONTENTS

Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Members
Equus Financial Consulting, LLC

We have audited the accompanying statement of financial condition of Equus Financial Consulting, LLC (a Delaware limited liability company) as of December 31, 2007, and the related statements of operations and changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equus Financial Consulting, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages vii and viii is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 20, 2008

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 26,791
Accounts receivable	121,551
Prepaid expenses	7,450
Fixed assets	
Hardware (less accumulated depreciation of $78)	2,714
TOTAL ASSETS	$ 158,506

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable	$ 2,022
Accrued liabilities	105,377
TOTAL LIABILITIES	107,399
MEMBERS' CAPITAL	51,107
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 158,506

See notes to financial statements.

EXHIBIT B

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Marketing	$ 1,059,122
Service	49,281
Other	35,000
TOTAL REVENUES	1,143,403
OPERATING EXPENSES	
Marketing	1,024,486
Professional fees	37,464
Travel and entertainment	18,809
Filing fees	6,684
Rent	8,100
Office expense and telephone	8,907
Dues and subscriptions	3,038
Depreciation	78
Administrative expenses	6,441
TOTAL OPERATING EXPENSES	1,114,007
NET INCOME	29,396
MEMBERS' CAPITAL, BEGINNING	21,711
MEMBERS' CAPITAL, ENDING	$ 51,107

See notes to financial statements.

EXHIBIT C

EQUUS FINANCIAL CONSULTING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 29,396
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	78
Changes in assets and liabilities	
(Increase) decrease in assets:	
Accounts receivable	(77,918)
Prepaid expenses	(1,391)
Increase (decrease) in liabilities:	
Accrued expenses	66,293
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	16,458
CASH FLOWS FROM INVESTING ACTIVITIES	
Hardware purchases	(2,792)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(2,792)
NET INCREASE IN CASH	13,666
CASH AT BEGINNING OF YEAR	13,125
CASH AT END OF YEAR	$ 26,791

See notes to financial statements.

EXHIBIT D

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equus Financial Consulting, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware. Its members are Brad Bohling and Darryl Glatthorn.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. The members report the Company's income or loss on their income tax returns.

Revenue Recognition

The Company records revenues from transactions as of the transaction's closing date.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Fixed assets

Fixed assets are stated at cost. Depreciation is calculated under the straight-line method based on expected useful life of 3 years.

EQUUS FINANCIAL CONSULTING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2 – ACCOUNTS RECEIVABLE

Accounts receivable are carried at the original contract amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Based on past experience, Management determined that no allowance for doubtful accounts is needed at December 31, 2007.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid $271,697 in marketing expenses to related parties for the year ended December 31, 2007.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company rents office space in Westport, CT on a month to month basis.

Rent expense charged to operations for the year ended December 31, 2007 was $8,100.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $18,769, which exceeded the minimum requirement of $5,000 by $13,769, and the ratio of aggregate indebtedness to net capital was 0.43 to 1.

NOTE 6 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

EQUUS FINANCIAL CONSULTING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 51,107
Deductions and/or charges for non-allowable assets:	
Accounts receivable, net of related accounts payable	22,174
Fixed assets, net	2,714
Prepaid expenses	7,450
	32,338
NET CAPITAL	18,769
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 13,769

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2007

SCHEDULE 2

EQUUS FINANCIAL CONSULTING, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 8,022
Total aggregate indebtedness	$ 8,022
Excess net capital at 1,000 percent	$ 17,967
Ratio: Aggregate indebtedness to net capital	0.43 to 1

EQUUS FINANCIAL CONSULTING, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL FOR THE YEAR ENDED DECEMBER 31, 2007

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
Equus Financial Consulting, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equus Financial Consulting, LLC (the "Company"), for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 20, 2008

END